As filed with the Securities and Exchange Commission on March 21, 2002

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM N-8B-2

                               FILE NO. 811-_____

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                                MATRIX UNIT TRUST
              (and Subsequent Trusts and Similar Series of Trusts)

















              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES





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I.  ORGANIZATION AND GENERAL INFORMATION

    1.  (a)  Furnish name of the trust and the Internal Revenue
             Service Employer Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation.)

             Matrix Unit Trust (an individual series thereof is referred to herein as a "Trust")

             The Trust has no Internal Revenue Service Employer Identification Number

        (b) Furnish title of each class or series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP

                                 - evidencing -

                              An Undivided Interest

                                   - in the -

                           Matrix Unit Trust, Series 1

    2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

        Matrix Capital Group, Inc. (the "Depositor")
        666 Fifth Avenue, 14th Floor
        New York, New York  10103
        Internal Revenue Service Employer Identification Number is:  11-3192253

    3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

        JPMorgan Chase Bank (the "Trustee")
        270 Park Avenue, New York, New York 10017
        Internal Revenue Service Employer Identification Number is:  13-2633612

        is the trustee acting for the series described in the answer to Item 1(b) herein.


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    4.  Furnish name and principal business address and zip code and the
        Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

        None at the date hereof. It is expected that the principal underwriter will be Matrix Capital Group, Inc. (11-3192253), 666 Fifth Avenue, 14th Floor, New York, New York 10103.

    5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

        State of New York.

    6. (a) Furnish the date of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities. (If individual indentures or agreements are entered into with security holders, so state and furnish the date of the first such indenture or agreement.)

             The form of trust indenture and agreements proposed to be entered into between Matrix Capital Group, Inc., as Depositor, Evaluator and Supervisor as defined therein, and JPMorgan Chase Bank, as Trustee, under the terms of which the trusts for series 1 and subsequent series will be created and the securities for series 1 and subsequent series described in Item l(b) will be issued, is filed as Exhibit A(l) hereto (the "Trust Agreement"). The responses contained herein summarize, and are qualified in their entirety by, provisions of the Trust Agreement. It is expected that the Trust Agreement for series 1 and subsequent series will be entered into immediately prior to the filing of an amendment of the Registration Statement on Form S-6 under the Securities Act of 1933 filed for each series of the Matrix Unit Trust, and the securities comprising the portfolio will be listed in the Trust Agreement and in the prospectus, and said securities will not be selected until at or about the date of their deposit. The Trust Agreement provides (or will provide) that in no event shall the trust continue beyond December 31 of the year following the fiftieth anniversary of the execution of the Trust Agreement or such other Mandatory Termination Date as may be specified in the Trust Agreement.

        (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

             None, except as set forth in Item 6(a).


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    7.  Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

              Former Name:         Approximate Date of Change

              None.

    8.  State the date on which the fiscal year of the trust ends.

        December 31 unless otherwise specified by the Depositor.

Material Litigation

    9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

        None.

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of
           Holders

   10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

          (a)  Whether the securities are of the registered or bearer type.

               Registered.

          (b) Whether the securities are of the cumulative or distributive type.

               Distributive.

          (c) The rights of security holders with respect to withdrawal or redemption.

               See answer to Item (d), below.


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          (d)  The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

               Unitholders may redeem their units on any business day. Redemption shall be made by the Trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for such Trust multiplied by the number of units being redeemed. The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of portfolio securities is not reasonably practicable or is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or
               (3) for such other period as the Securities and Exchange Commission may by order permit. After the initial offering, while not obligated to do so, the Depositor intends to, and certain of broker-dealers may, subject to change any time, maintain a market for units of a Trust and to continuously offer to purchase said units at prices, determined by the Evaluator, based on the aggregate bid prices of the underlying securities in such Trust, together with any accrued interest to the expected dates of settlement.

               Units are transferable by making a written request to the Trustee and, in the case of units evidenced by certificate, by presenting and surrendering such certificates to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

          (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

               Not applicable.

          (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

               The Trust Agreements may be amended by the Trustee and the Depositor without the consent of any of the unitholders:


                                       -5-

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               (1)  to cure any ambiguity or to correct or supplement any provisions which may be defective or inconsistent;

               (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or

               (3) to make such provisions as shall not adversely affect the interests of the unitholders.

               The Trust Agreement with respect to a Trust may also be amended in any respect by the Depositor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66-2/3% of the units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the Trust. In no event shall any Trust Agreement be amended to increase the number of units of a Trust issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust. A Trust may be terminated at any time by the unitholders representing 66-2/3% of the units thereof then outstanding.

               No unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust. Nor shall any unitholders have the right to vote any voting securities, if any, contained in a Trust's portfolio.

               The information set forth above has been derived from statements in Exhibit D filed herewith under the captions "Understanding Your Investment-How the Trust Works-Amending the Trust Agreement" "Understanding Your Investment-How the Trust Works-Termination of Your Trust" in the prospectus and "Administration of the Trust-Rights of Unitholders" and "Administration of the Trust-Amendment and Termination" in the information supplement.

          (g) Whether security holders must be given notice of any change in:

               (1)  the composition of the assets in the trust.

                    Yes.

               (2) the terms and conditions of the securities issued by the trust.


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                    Yes.

               (3)  the provisions of any indenture or agreement of the trust.

                    Yes.

               (4)  the identity of the depositor, trustee or custodian.

                    Yes.

          (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1)  the composition of the assets in the trust.

                    No.

               (2) the terms and conditions of the securities issued by the trust.

                    Reference is made to the information provided in answer to
                    Item 10(f) above.

               (3)  the provisions of any indenture or agreement of the trust.

                    Reference is made to the information provided in answer to
                    Item 10(f) above.

               (4)  the identity of the depositor, trustee or custodian.

                    No.

          (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other items in this form.

               None.

Information Concerning the Securities Underlying the Trust's Securities

   11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest:

        Each Trust will consist of common stocks, preferred stocks, other equity securities, bonds, notes, other fixed income securities, other evidences of indebtedness, certificates of participation, mortgage-backed securities or other obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof


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
        (plus Contract Obligations, Replacement Securities, Replacement Contract Obligations, additional Securities and Substitute Securities, if any, each as defined in the Trust Agreement) (collectively referred to herein as the "Securities") all undistributed income received or accrued thereon and any undistributed cash realized from the sale, redemption or other disposition of the Securities deposited in the Trust.

   12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

          (a)  Name of company.

          (b)  Name and principal business address of depositor.

          (c)  Name and principal business address of trustee or custodian.

          (d) Name and principal business address of principal underwriter.

          (e) The period during which the securities of such company have been the underlying securities.

               Not applicable.

Information Concerning Loads, Fees, Charges and Expenses

   13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

             (A)  the nature of such load, fee, expense or charge;

             (B)  the amount thereof;

             (C) the name of the person to whom such amounts are paid and his relationship to the trust;

             (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge

                  Units of the Trusts are offered at the public offering price thereof. During the initial offering period, the public offering price per unit is equal to the aggregate of the offering side evaluations of the Securities in the respective Trust, plus or minus a pro rata share of cash, if any, in the Principal/Capital Account held or owned by such Trust plus any


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                  accrued interest plus the applicable sales charge referred to in the Trust's prospectus divided by the number of outstanding units of such Trust. The public offering price for secondary market transactions is based on the aggregate bid side evaluations of the Securities in a Trust, plus or minus cash, if any, in the Principal/Capital Account held or owned by such Trust, plus any accrued interest plus a sales charge. The sales load paid per unit will be remitted to the Depositor or an affiliate of the Depositor. The sales load is expected to vary from Trust to Trust depending upon the type of underlying securities included in a Trust's portfolio and a Trust's maturity. The initial offering period for a Trust will last until such time as the total number of units created are sold.

                  Units will be sold through dealers who are members of the National Association of Security Dealers, Inc., and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price. Certain commercial banks may make units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks.

                  The Depositor will receive gross sales charges equal to a percentage of the public offering price and will pay a portion of such sales charges to dealers and agents. In addition, the Depositor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Depositor and the costs of such Securities to a Trust, which is based on the offering side evaluation of the Securities. The Depositor may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Depositor was a member. The Depositor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the Securities in a Trust.

                  For providing bookkeeping and administrative services to a Trust of a character normally performed by the Trustee, the Depositor shall receive a fee, as set forth in "Fee and Expenses" in the prospectus for each Trust, payable monthly, based upon the number of units of such Trust outstanding as of January 1 of each year except for a Trust during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro rated for any calendar year in which the Depositor provides services during less than the whole of such year).
                  In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Depositor both acts as depositor or principal underwriter and provides bookkeeping and administrative services, exceed the aggregate cost to the Depositor for providing such services.


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                  For services performed for monitoring the underlying
                  securities of a Trust, the Supervisor shall receive a fee, as set forth in "Fee and Expenses" in the prospectus for each Trust, payable monthly, based upon the number of units of such Trust outstanding as of January 1 of each year except for a Trust during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units outstanding at the end of such month (such annual fee to be pro rated for any calendar year in which the Supervisor provides services during less than the whole of such year). In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Supervisor both acts as depositor or principal underwriter and provides portfolio surveillance, exceed the aggregate cost to the Supervisor for providing such services.

                  The Trustee receives for its services, a fee calculated monthly and based on the largest number of units outstanding during the calendar year except during the initial offering period of units, in which case the fee is calculated based on the largest number of units outstanding during the month preceding the monthly record date on which the compensation is paid (such annual fee to be prorated for any calendar year in which the Trustee provides services during less than the whole of such year). Notwithstanding the foregoing, the Trustee will receive a minimum fee from each Trust as set forth in the Trust Agreement in each calendar year during which the Trustee is acting (such minimum fee to be pro rated for any calendar year in which the Trustee acts for a period less than the whole of such year). Funds that are available for future distributions, redemptions and payments of expenses are held in accounts which are non-interest bearing to unitholders and are available for use by the Trustee pursuant to normal Trust procedures.

                  For providing evaluations of Securities in each Trust, the Evaluator shall receive a fee, as set forth in "Fee and Expenses" in the prospectus for each Trust, payable monthly, based upon the number of units of or the principal amount of securities held by a Trust as of January 1 of each year except for a Trust during the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of units of or principal amount of securities held by a Trust at the end of such month (such annual fee to be pro rated for any calendar year in which the Evaluator provides services during less than the whole of such year). In no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Evaluator both acts as depositor or principal underwriter and provides portfolio evaluation services, exceed the aggregate cost to the Evaluator for providing such services if the Evaluator is an affiliate of the Depositor.


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                  The Trustee's, Depositor's, Evaluator's and Supervisor's fees may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled All Services Less Rent of Shelter, published by the U.S. Department of Labor or any equivalent index substituted therefor. In addition, the Trustee's Fees may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

                  Expenses incurred in establishing a Trust, including the cost of initial preparation of documents relating to the Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses, will be paid by the Trust.

                  The information set forth above has been extracted from statements in Exhibit D filed herewith under the captions, "Understanding Your Investment-How the Trust Works-How We Distribute Units," "Understanding Your Investment-How the Trust Works-Expenses" and "Understanding Your Investment-How to Buy Units" in the prospectus and "Administration of the Trust-Expenses of the Trust" and "Purchase, Redemption and Pricing of Units" in the information supplement.

          (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

               Not applicable.

          (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

               A reduced sales charge resulting from quantity discounts will apply to all purchases of units on any one day by the same purchaser from the same broker or dealer and for this purpose purchases of units of a Trust. The reduced sales charge will also be applicable to purchases by the spouse or child of a purchaser or by a trust or other fiduciary purchasing for a single trust estate or single fiduciary account. The reduced sales charge will also apply to purchases aggregated over time made pursuant to a letter of intent executed by a purchaser. The Depositor intends to permit officers, directors and employees of the Depositor and registered representatives of selling firms to purchase units of a Trust without a sales charge although a


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
               transaction processing fee may be imposed on such trades. In addition, a reduced sales charge will apply to investors who purchase units through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. Such reduced sales charges have been implemented in order to competitively price large quantity orders and investments made in fee-based accounts, and to encourage investment in the Depositor's products by employees. The amounts of such reduction, when determined, will appear in the prospectus under the caption "Understanding Your Investment-How to Buy Units".

               The information set forth above has been extracted from statements in Exhibit D filed herewith under the captions "Investment Summary-Fees and Expenses" and "Understanding Your Investment-How to Buy Units" in the prospectus and "Purchase, Redemption and Pricing of Units" in the information supplement.

          (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriters.

               Reference is made to the information provided in answer to Item 13(c) above.

          (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

               The Trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

               For additional information concerning these matters, reference is made to the answer to Item 13(a).


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
          (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to
               Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

               Certain unitholders of a Trust may elect to have distributions of principal (including capital gains, if any) or income or both automatically invested without charge in shares of certain mutual funds. Such funds may from time to time be distributed or advised by the Depositor or an affiliated person.

               Reference is made to the information provided in answer to
               Item 13(a) for further information.

          (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

               Not applicable.

Information Concerning the Operations of the Trust

   14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        Simultaneously with the receipt of the initial deposit of Securities into a Trust, the Trustee will record on its books the ownership, by the Depositor or such other person or persons as may be indicated by the Depositor, of the aggregate number of units specified in the Trust Agreement and will deliver, or on the order of the Depositor will deliver, in exchange for such Securities, documentation evidencing the ownership of the number of the units and, if such units are represented by a certificate, such certificate representing the ownership of those units. Under the terms and conditions of the Trust Agreement units may be held in uncertificated form. Units will be held in uncertificated form unless a unitholder requests a certificate representing his or her units. The Trustee shall, at the request of the holder of any units held in uncertificated form, issue a new certificate to evidence such units and at such time make an appropriate notation in the registration books of the Trustee. Thereafter, Units may again be held in uncertificated form by surrendering such certificate to the Trustee for cancellation. At such time, an appropriate notation will be made in the registration book of the Trustee to indicate that the units formerly evidenced by such canceled certificate are units held in uncertificated form.

        Reference is also made to the information provided in answer to Item 13(a).

   15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        Reference is made to the information provided in answer to Item 13(a).

   16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

        On the initial date of deposit, the Depositor will deliver to the Trustee Securities or contracts for the purchase thereof for deposit in the Trusts. In exchange for the Securities so deposited, the Trustee will deliver to the Depositor documentation evidencing the ownership of that number of units set forth in the prospectus for such Trust. The Depositor has a limited right of substitution for such Securities in the event of a failed contract. Additional units of a Trust may be issued from time to time following the initial date of deposit by depositing in such Trust additional Securities or contracts for the purchase thereof together with irrevocable letters of credit or cash, or cash with instructions to purchase additional Securities. As additional units are issued by a Trust as a result of the deposit of additional Securities by the Depositor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each unit will be decreased. The Depositor may continue to make additional deposits of Securities into a Trust following the initial date of deposit, provided that such additional deposits will be in amounts which will maintain, to the extent practicable, the existing percentage relationship among the Securities in such Trust.

        The Depositor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except in the circumstances noted below. Thus, with the exception of redemption or maturity of Securities in accordance with their terms (and reinvestments made in connection with certain Trusts), the assets of the Trust will remain unchanged under normal circumstances.

        Based on advice from the Supervisor, the Depositor may direct the Trustee to dispose of Securities, the value of which has been affected by certain adverse events, including the institution of certain legal proceedings or the occurrence of other market factors, including an advanced refunding, so that in the opinion of the Depositor the retention of such Securities in the Trust would be detrimental to the interest of unitholders. Such Securities will not, however, be sold to take advantage of fluctuations in market price. In addition, the Depositor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that certain Trusts continue to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code (the

        "Code"). The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal/Capital Account of such Trust for distribution to unitholders.

        The Depositor is required to instruct the Trustee to reject any offer made by any issuers of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Depositor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Depositor may deem proper if (i) the issuer is in default with respect to such Securities, or (ii) in the written opinion of the Depositor, the issuer will probably default with respect to such Securities in the reasonably foreseeable future. Any Security so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. In addition, the Trustee may sell Securities, designated by the Supervisor, from a Trust for the purpose of redeeming units of such Trust tendered for redemption and the payment of expenses.

        For additional information concerning these matters, reference is made to information provided in answer to Item 11 above.

   17.    (a)  Describe the procedure with respect to withdrawal or
               redemption by security holders.

          (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

               A unitholder who does not dispose of units in the secondary market (as described in response to Item 10(d) above) may cause units to be redeemed by the Trustee by making a written request to the Trustee, and, in the case of units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Redemption shall be made by the Trustee no later than the seventh day following the Redemption Date by payment of cash equivalent to the Redemption Price for such Trust (determined as set forth in response to Item 46(a) below), as of the evaluation time stated in the Trust's prospectus, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the Trust extinguished.

               Any amounts paid on redemption representing income shall be withdrawn from the Interest/Income Account for such Trust, to the extent that funds are available for such purpose, then from the Principal/Capital Account. All other amounts paid on redemption shall be withdrawn from the Principal/Capital Account for such Trust. The Trustee is empowered to sell Securities for a Trust in order to make funds available for the redemption of units of such Trust. Reference is made to the statements in answer to
               Item 10(d) above for additional information.

   18.    (a)  Describe the procedure with respect to the receipt,
               custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Income received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest/Income Account for such Trust. All other receipts are credited by the Trustee to a separate Principal/Capital Account for the Trust. The Trustee normally has no cash for distribution to unitholders until it receives interest payments on the Securities comprising the Trust. Since interest usually is paid semi-annually (monthly in the case of a GNMA Portfolio), during the initial months of the Trust, the Interest Account of each Trust, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally distribute on each income distribution date or shortly thereafter to unitholders of record of such Trust on the preceding record date.

               In connection with GNMA portfolios only, the terms of the Ginnie Mae Securities provide for payment to the holders thereof (including a GNMA Portfolio) on the 15th day of each month of amounts collected by or due to the Issuers thereof with respect to the underlying mortgages during the preceding month. The Trustee will collect the interest due a GNMA Portfolio on the Securities therein as it becomes payable and credit such interest to a separate Interest Account for such GNMA Portfolio created by the Trust Agreement. Distributions will be made to each unitholder of record of a GNMA Portfolio on the appropriate distribution date and will consist of an amount substantially equal to each unitholders pro rata share of the cash balances, if any, in the Interest Account and the Principal Account of such GNMA Portfolio, computed as of the close of business on the preceding record date.

          (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

               Certain unitholders of a Trust may elect to have distributions of principal (including capital gains, if any) or income or both automatically invested without charge in units of their Trust.

               Reference is also made to the information provided in answer to
               Item 13(f).

          (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

               The Trustee may withdraw from the Principal/Capital Account or the Interest/Income Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the units until such time as the Trustee shall return all or any part of such amounts to the appropriate account upon a determination by the Trustee that such reserve amounts are no longer necessary.

          (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

               Not applicable.

   19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and The substance of the provision of any indenture or agreement pertaining thereto.

        With each distribution, the Trustee will furnish or cause to be furnished to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Depositor, unless the Depositor determines that such an audit would not be in the best interest of the unitholders of such Trusts. The accountant's report will be furnished by the Trustee to any unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was the unitholder of the Trust, a statement, covering the calendar year, setting forth the applicable
        Trust:

          (a)  As to the Interest/Income Account:

               (1)  the amount of income received on the Securities;

               (2) the amount paid from the Interest Account representing accrued interest of any units redeemed;

               (3) the deductibles from the Interest/Income Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Depositor, the Evaluator, the Supervisor and, if any, of counsel;

               (4)  any amounts credited by the Trustee to the Reserve
               Account;

               (5) the net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per unit outstanding on the last business day of such calendar year; and

          (b)  As to the Principal/Capital Account:

               (1) the dates of the maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Interest/Income Account;

               (2) the amount paid from the Principal/Capital Account representing the principal of any units redeemed;

               (3) the deductions from the Principal/Capital Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Depositor, the Evaluator, the Supervisor and, if any, of counsel;

               (4) the amount of "when issued" interest treated as a return of capital, if any;

               (5)  any amounts credited by the Trustee to the Reserve
               Account;

               (6) the net amount remaining after distribution of principal and deductions expressed both as a dollar amount and as a dollar amount per unit outstanding on the last business day of the calendar year. and

          (c)  The following information:

               (1) a list of the Securities as of the last business day of such calendar year;

               (2) the number of units outstanding on the last business day of such calendar year;

               (3) the redemption price based on the last evaluation made during such calendar year;

               (4) the amount actually distributed during such calendar year from the Interest/Income and Principal/Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

   20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

          (a)  Amendments to such indenture or agreement.

               Reference is made to the information provided in answer to Item 10(f) above.

          (b)  The extension or termination of such indenture or agreement.

               Reference is made to the information provided in answer to Item 10(f) above.

          (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

               See Item 20(d).

          (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

               The Depositor upon receiving notice of resignation of the Trustee is obligated to appoint a successor Trustee promptly. If, upon such resignation, no successor Trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Depositor may at any time remove the Trustee, with or without cause, and appoint a successor Trustee as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each unitholder by the Depositor. Upon the execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

          (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

               Reference is made to the information provided in answer to Item 20(f) below.

          (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

               If at any time the Depositor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting and shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may:

                    (a) appoint a successor Depositor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or

                    (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or

                    (c) continue to act as Trustee without terminating the Trust Agreements.

               The Depositor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the unitholders for taking any action or refraining from taking any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Depositor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

   21.    (a)  State the substance of the provisions of any indenture or agreement with respect to loans to security holders

               Not applicable.

          (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

               (1) The name of each person who makes such agreements or arrangements with security holders.

               (2)  The rate of interest payable on such loans.

               (3)  The period for which loans may be made.

               (4)  Costs or charges for default in repayment at maturity.

               (5)  Other material provisions of the agreement or arrangement.

                    Not applicable.

          (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

               Not applicable.

   22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

        The Depositor, Evaluator and Supervisor are liable for the performance of their obligations arising from their responsibilities under the Trust Agreements, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Depositor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities. The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys from Securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Depositor has failed to act, the Trustee may act and shall not be liable for any action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the income thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee. The Trustee and unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the act or receipt thereof. The Trust Agreements provide that the determinations made by the Evaluator shall be in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

   23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

        No bonding arrangement exists for individual officers, directors or employees. Matrix Capital Group, Inc. maintains errors and omissions insurance for officers and directors and the firm itself is covered by a fidelity bond.

   24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

        Matrix Capital Group, Inc., the Depositor, also serves as Evaluator and Supervisor for the Trusts. Reference is made to information provided in answer to Item 13(a).

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

   25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

        Matrix is a corporation incorporated under the laws of New York on February 12, 1993.

   26.    (a)  Furnish the following information with respect to all fees received by the Depositor of the Trusts in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

               Not applicable, as no fees have been received by the Depositor of the Trusts in connection with the exercised of any functions or duties concerning the Trust.

          (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment advisor of such company:

               (1)  The nature of such fee or participation.

               (2)  The name of the person making payment.

               (3) The nature of the services rendered in consideration for such fee or participation.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

               Not applicable, as no fees have been received by the Depositor of the Trusts from any underlying investment company or any affiliated person or investment advisor of such company.

   27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

          The Depositor is a registered broker and dealer and a member of The New York Stock Exchange, Inc., and various other national and regional exchanges. As a securities broker and dealer, the Depositor is engaged in various securities trading, brokerage and clearing activities serving a diverse group of domestic corporations, institutional and individual investors, and brokers and dealers.

          Reference is also made to the information provided in answer to Items 16 and 24.

   Officials and Affiliated Persons of Depositor

   28.    (a)  Furnish as at latest practicable date the following
               information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

               The following persons own the indicated amounts of issued and outstanding shares of Class A voting common stock of the
               Depositor: Eva Sarkany-60,735 shares (37%); Peter Marron-60,735 shares (37%), Sandra Weiner-18,750 (11%); and Christopher Anci-9,780 (6%).

               Reference is also made to Exhibit E filed herewith.

          (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

               Reference is made to Exhibit E filed herewith.

   29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

        Not applicable.

   Controlling Persons

   30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

        Not applicable.

Compensation of Officers and Directors of Depositor

   Compensation of Officers of Depositor

   31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

          (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under
               Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

          (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

               Not applicable.

Compensation of Directors

   32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a)   The aggregate direct remuneration to directors;

          (b)   Indirectly or through subsidiaries to directors.

                Not applicable.

Compensation to Employees

   33.    (a)  Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

               Not applicable.

Compensation to Other Persons

   34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

        Not applicable.

IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

   35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.

          (A)  No sales of the Trust's securities are currently being made.

          (B) The Depositor intends to qualify the units for sale in a number of states which may vary from Trust to Trust. The names of such states have not been determined but will be as of the initial date of deposit of the Trusts but are currently anticipated to include all fifty states.

          (C)  None.

   36.  If sales of the trust's securities have at any time since
        January 1, 1936, been suspended for more than a month, describe briefly the reasons for such suspension.

        Not applicable.

   37.    (a)  Furnish the following information  with  respect  to
               each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

               (1)  Name of officer, agency or body.

               (2)  Date of denial.

               (3)  Brief statement of reason given for denial.

               Not applicable.

          (b) Furnish the following information with regard to each instance where subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               (1)  Name of officer, agency or body.

               (2)  Date of revocation.

               (3)  Brief statement of reason given for revocation.

               Not applicable.

   38.    (a)  Furnish a general description of the method of
               distribution of securities of the trust.

          (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

          (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(C).

               Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus for the Trusts. Certain commercial banks may make units of the Trusts available to their customers on an agency basis. The Depositor reserves the right to change the dealer discounts set forth in the prospectus from time to time. In addition to such discounts, the Depositor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of a Trust and other unit investment trusts created by the Depositor. The difference between the discount and the sales charge will be retained by the Depositor.

Information Concerning Principal Underwriter

   39.    (a)  State the form of organization of each principal
               underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

               Reference is made to the answer to Item 25 above.

          (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

               Reference is made to the answer to Item 27 above.

   40.    (a)  Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

               Not applicable, as no fees have been received by the principal underwriter of the Trust in connection with the exercise of any functions concerning securities of the Trust during the period in question.

          (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment advisor of such company.

               (1)  The nature of such fee or participation.

               (2)  The name of the person making payment.

               (3) The nature of the services rendered in consideration for such fee or participation.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

               Not applicable.

   41.    (a)  Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

               Reference is made to the information provided in answer to Item 27 above.

          (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable.

          (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

               Not applicable.

   42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

        Not  applicable.

   43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

        Not applicable.

Offering Prices of Acquisition Valuation of Securities of the Trust

   44.    (a)  Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the evaluation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

               (1) The source of quotations used to determine the value of portfolio securities.

               (2) Whether opening, closing, bid, asked or any other price is used.

               (3) Whether price is as of the day of sale or as of any other time.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

               (6)  Whether adjustments are made for fractions:

                    (i)  before adding distributor's compensation (load) and

                    (ii) after adding distributor's compensation (load).

               During the initial offering period of units of a Trust the evaluation of portfolio securities other than equity securities will be made: (i) on the basis of current offer prices for the Securities, (ii) if offer prices are not available for the Securities, on the basis of current offer prices for comparable securities, (iii) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable securities, or (iv) by any combination of the above.

               During the initial offering period of a Trust the evaluation of portfolio securities which are equity securities will be made in the following manner as of the close of regular trading on the New York Stock Exchange on each day that Exchange is open for trading: If the Securities are listed on a national or foreign securities exchange or traded on the Nasdaq Stock Market, Inc., such evaluation shall generally be based on the last available closing sale price on or immediately prior to the evaluation time on the exchange or market which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the Securities are listed thereon (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no such available closing sale price on such exchange or market at the last available asked price of the Securities. If the Securities are not listed on such an exchange or traded on the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on such exchange or market, or there is no such available sale price on such exchange or market, such evaluation shall generally be based on the following methods or any combination thereof whichever the Evaluator deems appropriate: (i) on the basis of the current asked price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation), (ii) if asked prices are not available for the Securities, on the basis of asked price for comparable securities, (iv) by determining the valuation of the Securities on the asked side of the market by appraisal or
               (v) by any combination of the above. As used herein, the closing sale price is deemed to mean the most recent closing sale price on the relevant securities exchange at or immediately prior to the evaluation time.

               After the initial offering period of units of a Trust, the evaluation of the Securities shall be made in the manner described above on the basis of current bid prices.

               Based on the prices of the Securities computed by the Evaluator, the Trustee will determine the net asset value for a Trust as of the close of business (i) on the day on which any unit of such Trust is sold to a unitholder or tendered for redemption and
               (ii) on any other day requested by the Depositor. Such evaluations will take into account and itemize separately (1) the cash on hand in the Trust (other than cash declared held in trust to cover contracts to purchase Securities) or moneys in the process of being collected from matured interest coupons or securities matured or called for redemption prior to maturity,
               (2) the value of each issue of the Securities in the Trust as last determined by the Evaluator as described above, and (3) any interest accrued thereon not subject to collection and distribution. For each such evaluation there will be deducted from the sum of the above (i) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have previously been made for the purpose of addition to the Reserve Account of such Trust, (ii) amounts representing accrued expenses of the Trust including but not limited to unpaid fees and expenses of the Trustee, the Evaluator, the Depositor, the Supervisor and counsel, in each case as reported by the Trustee to the Evaluator on or prior to the date of evaluation, and (iii) cash held for distribution to Unitholders of record of such Trust as of a date prior to the evaluation then being made. Adjustments for fractions will generally be made before adding the distributor's compensation.

               Reference is made to the information stated in answer to Item 10(d) above, as well as to the answer to Item 13(a).

          (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

               Not applicable.

          (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

               Reference is made to the statements in answer to Item 13(c).

   45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

          (a)  By whose action redemption rights were suspended.

          (b) The number of days' notice given to security holders prior to suspension of redemption rights.

          (c)  Reason for suspension.

          (d)  Period during which suspension was in effect.

               Not applicable.

Redemption Valuation of Securities of The Trust

   46.    (a)  Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

               (1) The source of quotations used to determine the value of portfolio securities.

               (2) Whether opening, closing, bid, asked or any other price is used.

               (3) Whether price is as of the date of sale or as of any other time.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accruals for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

               (6)  Whether adjustments are made for fractions.

               The redemption price (the "Redemption Price") for units of each Trust is computed by the Evaluator as of the evaluation time set forth in the prospectus next occurring after the tender of units for redemption and on any other business day desired by:

               (a)  adding:

                    (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities;

                    (2) the aggregate value of each issue of the Securities held in the Trust as determined by the Evaluator on the basis of prices therefor computed as described in the response to Item 44(a); and

                    (3) any interest accrued and unpaid on Securities in the Trust as of the date of computation;

               (b)  deducting therefrom:

                    (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described in Item 18(c);

                    (2) an amount representing estimated accrued expenses of the Trust including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Depositor and counsel, if any;

                    (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and

                    (4)  other liabilities incurred by the Trust; and

               (c) finally dividing the results of such computation by the number of units of the Trust outstanding as of the date thereof.

               Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return.

          (d) Furnish a specimen schedule showing the components of the redemption price to the holders of the Trust's securities as at the latest practicable date.

               Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

   47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.

        State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

        Reference is made to information provided in answer to Items 10(d), 44 and 46 above.

V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

   48. Furnish the following information as to each trustee or custodian of the trust:

               (a)  Name and principal business address:

               (b)  Form of organization.

               (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

               (d)  Name of governmental supervising or examining authority.

        The Trustee is JPMorgan Chase Bank, a banking corporation organized under the laws of the state of New York with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York 10004-24133. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System

   49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

        Reference is made to the information provided in answer to Item 13(a).

   50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

        The fees and expenses owing to the Trustee are secured by a lien on the Trust. These are charges relating solely to a particular Trust and shall be charged only to that Trust.

        Reference is also made to the information provided in answer to
        Item 13(a).

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

   51. Furnish the following information with respect to insurance of holders of securities:

          (a)  The name and address of the insurance company.

          (b) The types of policies and whether individual or group policies.

          (c)  The types of risks insured and excluded.

          (d)  The coverage of the policies.

          (e) The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

          (f)  The terms and manner of cancellation and of reinstatement.

          (g) The method of determining the amount of premium to be paid by holders of securities.

          (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

          (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

          Not applicable.

VII.  POLICY OF REGISTRANT

   52.    (a)  Furnish the substance of the provisions of any
               indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

               Reference is made to the information provided in answer to Items

               6(a) and 16 above.

          (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

               (1)  Title of security.

               (2)  Date of elimination.

               (3)  Reasons for elimination.

               (4) The use of the proceeds from the sale of the eliminated security.

               (5)  Title of security substituted, if any.

               (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

               (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

               Not applicable.

          (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

               (1)  The grounds for elimination and substitution.

               (2) The type of securities which may be substituted for any underlying security.

               (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries.

               (4) Whether such substituted securities may be the securities of another investment company, and

               (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

               Reference is made to the information provided in answer to
               Item 16 above.

          (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

               None.

Regulated Investment Company

   53.    (a)  State the taxable status of the trust.

               The Trusts will either be structured as grantor trusts or "regulated investment companies" as defined in the Code for federal tax purposes.

          (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

               The trust was not in existence during the last taxable year; however some series of the trust may elect to qualify as a regulated investment company as defined in Section 851 of the Code. Certain other series will be structured so that they are not associations taxable as corporations under the Code.

VIII.  FINANCIAL AND STATISTICAL INFORMATION

   54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

        Not applicable since information relates to registrant's past 10 fiscal years.

        (Items 55, 56, 57 and 58 inapplicable since they relate only to periodic payment plan certificates.)


                              FINANCIAL STATEMENTS

Financial Statements of the Trust

     1.  Consent of Certified Public Accountants.

         Not applicable.

     2.  Statement of Financial Condition of the Trust.

         Not applicable.

Financial Statements of the Depositor

     1.   Balance Sheet

     2.   Profit and Loss Statement

                                    EXHIBITS

The following exhibits are filed herewith:

Exhibit A(1)(a)

     Form of Trust Agreement.

Exhibit A(1)(b)

     Form of Standard Terms and Conditions of Trust.

Exhibit A(5)

     Form of Certificate of Beneficial Interest (included in Exhibit A(l)(b) filed herewith).

Exhibit A(6)(a)

     Certificate of Incorporation of the Depositor.

Exhibit A(6)(b)

     By-Laws of the Depositor.

Exhibit A(11)

     Code of Ethics of Trust and Depositor.

Exhibit D

     Preliminary Prospectus and Information Supplement.

Exhibit E

     Information regarding officers and members of the Board of Directors of the Depositor.

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, Matrix Capital Group, Inc., the Depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 21st day of March, 2002.

                                MATRIX UNIT TRUST

                                By:  MATRIX CAPITAL GROUP, INC.,
                                      DEPOSITOR


                                By:       /s/ ALEX R. MEITZNER
                                   ----------------------------------
                                            Alex R. Meitzner
                                     President, Unit Trust Division

ATTEST:


By:        /s/ DOUGLAS K. ROGERS
   ------------------------------------------
             Douglas K. Rogers
   Senior Vice President, Unit Trust Division

                           MATRIX CAPITAL GROUP, INC.

                              ANNUAL AUDITED REPORT
                             FORM X-17A-5, PART III
                          YEAR ENDED DECEMBER 31, 2001

                        CONFIDENTIAL TREATMENT REQUESTED
                              PER RULE 17a-5(e)(3)











     This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

                                                 ------------------------------
                                                |         OMB APPROVAL         |
                   UNITED STATES                |------------------------------|
              SECURITIES AND EXCHANGE           | OMB Number:  3235-0123       |
                    COMMISSION                  | Expires:  September 30, 1998 |
              WASHINGTON, D.C.  20549.          | Estimated average burden     |
                                                | hours per response 12.00     |
                                                 ------------------------------

                                                 ------------------------------
              ANNUAL AUDITED REPORT             |       SEC FILE NUMBER        |
                                                |------------------------------|
                   FORM X-17A-5                 |    8-     46398              |
                     PART III                   |                              |
                                                 ------------------------------


                                   FACING PAGE
    INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO SECTION 17 OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 17A-5 THEREUNDER

REPORT FOR THE PERIOD
BEGINNING                 01/01/01          AND ENDING     12/31/01
                          --------                         --------
                          MM/DD/YY                         MM/DD/YY


-------------------------------------------------------------------------------
                          A.  REGISTRANT IDENTIFICATION
-------------------------------------------------------------------------------

NAME OF BROKER-DEALER:                                      -------------------
  MATRIX CAPITAL GROUP, INC.                               | OFFICIAL USE ONLY |
                                                           |-------------------|
                                                           |  _______________  |
                                                           |    FIRM ID NO.    |
                                                            -------------------
ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

666 FIFTH AVENUE
-------------------------------------------------------------------------------
                                (No. and Street)

     NEW YORK                    NEW YORK                    10103
-------------------------------------------------------------------------------
      (City)                     (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER MARRON                                             (212) 652-3294
-------------------------------------------------------------------------------
                                                   (Area Code  - Telephone No.)


-------------------------------------------------------------------------------
                          B.  ACCOUNTANT IDENTIFICATION
-------------------------------------------------------------------------------
INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
M.R. WEISER & CO. LLP
-------------------------------------------------------------------------------
              (Name-if individual, state last, first, middle name)

    3000 MARCUS AVENUE        LAKE SUCCESS        NEW YORK        11042-1066
-------------------------------------------------------------------------------
        (Address)                (City)            (State)        (Zip Code)

CHECK ONE:
      X  Certified Public Accountant
     ---
         Public Accountant
     ---
         Accountant not resident in United States or any of its possessions.
     ---

-------------------------------------------------------------------------------
                              FOR OFFICIAL USE ONLY
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of
                  information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               OATH OR AFFIRMATION

I,        PETER MARRON       , swear (or affirm) that, to the best of
  ---------------------------
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
 MATRIX CAPITAL GROUP, INC.                , as of DECEMBER 31,      2001,
------------------------------------------         ------------      ----
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

     ---------------------------------------------------------------------

     ---------------------------------------------------------------------

     ---------------------------------------------------------------------


                                    /s/ PETER MARRON
                                --------------------------
                                        Signature

                                        PRESIDENT
                                --------------------------
                                          Title

/s/ LILIA M. ARCEO
Notary Public, State of New York
NO. 01AR6024486
Qualified in New York County
Commission Expires May 10, 2003
-------------------------------
        Notary Public


This report** contains (check all applicable boxes):
 X    (a)   Facing page.
---
 X    (b)   Statement of Financial Condition.
---
 X    (c)   State of Income (Loss).
---
 X    (d)   Statement of Cash Flows.
---
 X    (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole
---         Proprietor's Capital.

      (f)   Statement of Changes in Liabilities Subordinated to Claims of
---         Creditors.

 X    (g)   Computation of Net Capital.
---
 X    (h)   Computation for Determination of Reserve Requirements Pursuant to
---         Rule 15c3-3.

 X    (i)   Information Relating to the Possession or control Requirements
---         Under Rule 15c3-3.

 X    (j)   A Reconciliation, including appropriate explanation, of the
---         Computation of Net Capital Under Rule 15c3-1 and the Computation for
            Determination of the Reserve Requirements Under Exhibit A of
            Rule 15c3-3.

     (k)    A Reconciliation between the audited and unaudited Statements of
---         Financial Condition with respect to methods of consolidation.

 X   (l)    An Oath or Affirmation.
---
     (m)    A copy of the SIPC Supplemental Report.
---
     (n)    A report describing any material inadequacies found to exist or
---         found to have existed since the date of the previous audit.

 X   (o)    Independent Auditors' Report on Internal Accounting Control.
---

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

                           MATRIX CAPITAL GROUP, INC.

                                    CONTENTS

                                                             Page
                                                             Number
                                                             ------
Independent Auditors' Report                                    1

Financial Statements

     Statement of Financial Condition                           2
     Statement of Operations                                    3
     Statement of Cash Flows                                    4
     Statement of Changes in Stockholders' Equity               5
     Notes to Financial Statements                            6-9



                       [Supplementary Information Omitted]

                       [M.R. Weiser & Co. LLP Letterhead]

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders
Matrix Capital Group, Inc.

     We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to rule l7a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matrix Capital Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /s/ M.R. WEISER & CO. LLP
                               ------------------------------------
                               CERTIFIED PUBLIC ACCOUNTANTS


Lake Success, N.Y.
February 8, 2002

                           MATRIX CAPITAL GROUP, INC.

                         STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 2001

                                     ASSETS


Cash and cash equivalents                                                       $107,568

Concessions receivable                                                           283,522

Due from broker                                                                   71,193

Investment in mutual fund, at market value                                        10,134

Investment in securities not readily marketable, at estimated fair value          25,300

Prepaid expenses and other receivables                                            90,068

Furniture, fixtures, and equipment at cost, less accumulated
  depreciation of $35,138                                                         22,080
                                                                                --------

                                                                                $609,865
                                                                                ========




                      LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities:
     Accrued expenses                                                           $280,796
                                                                                --------

Stockholders' equity:

     Class A common stock, $0.10 par value; 300,000
       shares authorized, 161,500 issued and outstanding                          16,150
     Class B common stock, $0.10 par value; 100,000 shares authorized
     Additional paid-in capital                                                  326,912
     Deficit                                                                     (13,993)
                                                                                --------
                                                                                 329,069
                                                                                --------
                                                                                $609,865
                                                                                ========








   The accompanying notes are an integral part of these financial statements.

                           MATRIX CAPITAL GROUP, INC.

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001


Income:
     Commissions                                           $ 1,186,330
     Concessions                                               438,547
     Consulting fees                                            17,000
     Dividends and interest                                     41,074
                                                           -----------
                                                             1,682,951
                                                           -----------
Expenses:
     Employee compensation and benefits                        550,151
     Registration fees                                          27,538
     Commissions                                               573,358
     Clearance                                                 174,853
     Processing and quotation services                          52,092
     Brokerage research                                        113,219
     Rent                                                        2,400
     Office                                                     48,951
     Accounting                                                 24,915
     Insurance                                                   1,934
     Other                                                      11,434
     Communication                                              15,771
     Travel and entertainment                                   47,865
     Professional fees                                          11,348
     Depreciation                                               10,857
     Marketing                                                  26,954
                                                           -----------
                                                             1,693,640
                                                           -----------
Net loss                                                   $   (10,689)
                                                           ===========






   The accompanying notes are an integral part of these financial statements.

                           MATRIX CAPITAL GROUP, INC.

                             STATEMENT OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 2001


Cash flows from operating activities:

     Net loss                                                                   $(10,689)
     Adjustments to reconcile net loss to net cash
          provided by operating activities:
          Depreciation                                                            10,858
          Changes in assets and liabilities:
               Decrease in concessions receivable                                209,228
               Decrease in due from broker                                        18,544
               Increase in prepaid expenses and other receivables                (39,607)
               Decrease in accrued expenses                                     (178,879)
                                                                                --------
                    Net cash provided by operating activities                      9,455
                                                                                --------

Cash flows from investing activities:
     Investment in mutual fund                                                      (351)
     Investment in securities not readily marketable                              (1,000)
     Purchase of computer                                                         (7,443)
                                                                                --------
                    Net cash used in investing activities                         (8,794)
                                                                                --------

Cash flows from financing activities:
     Issuance of common stock                                                      5,920
                                                                                --------
                    Net cash provided by financing activities                      5,920
                                                                                --------

Net increase in cash and cash equivalents                                          6,581

Cash and cash equivalents, beginning                                             100,987

Cash and cash equivalents, end                                                  $107,568
                                                                                --------

Supplemental disclosures of cash flow information:
     Cash paid during the year for:
          Taxes                                                                 $    608
                                                                                ========





   The accompanying notes are an integral part of these financial statements.

                           MATRIX CAPITAL GROUP, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          YEAR ENDED DECEMBER 31, 2001


                                                                               ADDITIONAL         RETAINED
                                            STOCKHOLDERS'       COMMON          PAID-IN           EARNINGS
                                               EQUITY           STOCK           CAPITAL           (DEFICIT)

Balance, beginning                           $ 333,838           $15,750       $   321,392      $  (3,304)

Net loss                                       (10,689)                                           (10,689)

Issuance of 4,000 shares of common stock         5,920               400             5,520            -0-
                                             ----------          -------       -----------      ----------

Balance, end                                   329,069           $16,150       $   326,912      $ (13,993)
                                             ==========          =======       ===========      ==========









   The accompanying notes are an integral part of these financial statements.

                           MATRIX CAPITAL GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General:

Matrix Capital Group, Inc. (the "Company"), which became a broker-dealer in 1993, is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in executing transactions on behalf of its clients and sells limited partnership units in primary distributions. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

Securities Transactions:

Securities transactions and related expenses are recorded on a trade date basis.

Income Taxes:

Effective January 1, 2001, the Company terminated its S election and is now taxed as a C Corporation under the provisions of the Internal Revenue Code, New York State and City tax law.

Deferred Income Taxes:

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Furniture, Fixtures and Equipment:

Furniture, fixtures and equipment are stated at cost less accumulated depreciation.

Depreciation is computed using accelerated methods over the estimated useful lives of related assets ranging from 5-7 years.

Cash Equivalents:

The Company considers all highly liquid investment with maturities of less than three months when purchased to be cash equivalents.

Securities Not Readily Marketable:

Securities not readily marketable are valued at fair value as determined by management.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.  RENT:

     The Company sublets office space on a month to month basis from an affiliated company. Rent expense paid to the affiliated company for the year ended December 31, 2001 amounted to $2,400.


3.  DUE FROM BROKER:

         Due from broker consists of the following:

              Deposit of clearing broker          $25,000
              Receivable from clearing broker      46,193
                                                  -------
                                                  $71,193


4.  RELATED PARTY TRANSACTION:

     Commission revenues amounting to approximately $202,000 were derived from an affiliated company, which is a shareholder of the Company.


5.  INVESTMENT IN SECURITIES, NOT READILY MARKETABLE:

     Investment in securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

     At December 31, 2001, these investments in securities at estimated fair values consist of the following:

          Limited Liability Company              $  1,000
     Corporate stocks and warrants                 24,300
                                                 --------
                                                 $ 25,300
                                                 ========

6.  TAXES:

     The Company has available at December 31, 2001 approximately $10,000 of unused net operating loss carryforwards expiring in 2021, that may be applied against future taxable income.
The deferred tax asset arising as a result of the net operating loss carryforwards, against which a 100% allowance has been taken, is as follows:

                                                   FEDERAL       STATE        TOTAL

Income tax benefit at statutory rates              $  3,000      $ 3,300      $ 6,300

Less:  Valuation allowance                           (3,000)      (3,300)      (6,300)
                                                   ---------     --------     --------

Deferred tax asset, net of valuation allowance     $    -0-      $   -0-      $   -0-
                                                   =========     ========     ========

     The valuation allowance increased from $-0- to $6,300 during the year ended December 31, 2001.


7.  NET CAPITAL REQUIREMENTS:

     The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $50,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

     At December 31, 2001, the Company had net capital as defined of $145,558 which is $95,558 in excess of its required net capital of $50,000. The Company had aggregate indebtedness of $280,796. The Company's net capital ratio was
1.92 to 1.


8.  CONCENTRATION OF CREDIT RISK:

     The Company has cash in a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.


9.  OFF-BALANCE-SHEET RISK:

     The Company utilizes the services of a clearing broker for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

10.   SUBSEQUENT EVENTS:

     Effective January 1, 2002 a new shareholder purchased 3,800 shares of Class A voting (.10 par value) for a total purchase price of $100,000. The same shareholder has the option to purchase 3,800 shares of Class B non-voting common at $26.82 per share, expiring January 15, 2015. The terms of the option award are in effect during the time the shareholder is registered and employed by the Company.

     On January 24, 2002, the Company entered into a new lease agreement for office space for a base lease term of 3 years, with 3 one year options to extend the terms of the lease at the end of the lease term.

     Future minimum annual rental payments are as follows:

YEAR ENDED DECEMBER 31,

     2002 (11 Months)          $27,746
     2003                       32,430
     2004                       32,430
     2005 (1 month)              2,702
                               -------
                               $95,308
                               =======